SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JULY 8, 2008, DRAWN IN SUMMARY FORM.

NIRE: 33300011595
CNPJ: 33.042.730/0001 -04

1. Date: July 8, 2008.

2. Time: 6 p.m.

3. Place: Av. Brig. Faria Lima, 3400, 20th floor, São Paulo - SP.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa and Yoshiaki Nakano, and Claudia Maria Sarti (Secretary at the Board of Directors’ Meeting).

5. Matters Reviewed: 5.1. Total Return Share Swap Transaction – Considering the decision of the Board of Directors (“Board”), approved on December 11, 2007, with regard to the termination of the previous equity derivatives transactions, Mr. Otávio Lazcano proposed the entering by CSN Madeira Lda. (“CSN Madeira”) into one or more new equity derivative transactions necessary to create a “Total Return Share Swap Transaction” with one or more counterparties, which would reference approximately 29,684,400 shares of the Company (CSNA3), entitles CSN Madeira to receive the price and dividend returns, if positive, generated by the Common Stock or ADRs of the Company, and require CSN Madeira to pay floating interest at the rate of LIBOR plus 0.75% per annum on the price of the Common Stock or ADRs, in each case subject to the terms and conditions of the Swap. The Board, by unanimous vote of the presents, in accordance with the provisions of Article 17, items XXXIV and XXXVI, of Company’s By-laws, (i) approved the proposed Total Return Share Swap Transaction; (ii) authorized the Executive Officers, as per article 25, caput, and Paragraph 1, of the By-laws, to (a) negotiate, execute and deliver one or more guarantees of the Company’s and CSN Madeira's obligations under the Total Return Share Swap Transaction and any related transactions; (b) negotiate, set pricing and financial conditions, interest, fees, tenor and any other terms, execute, deliver, and amend all documentation and certifications of the Company, and agree upon and execute such further documents and perform such further acts, as are deemed necessary, advisable or appropriate to complete the Total Return Share Swap Transaction with one or more counterparties; and (c) amend or terminate previous equity derivatives transactions; and (iii) authorize the Company to procure completion of all of the resolutions outlined above. Having nothing else to be discussed, the meeting was adjourned and these Minutes were drawn up. The Minutes were read, found in compliance and signed by all attending persons.

I hereby attest that the resolutions herein transcribed are identical to the original minutes filed at the Company’s seat.

COMPANHIA SIDERÚRGICA NACIONAL

____________________________
Claudia Maria Sarti
Secretary at the Board of Directors’ Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.